U.S. SECURITIES AND EX
WASHINGTO

08031467

SEC FILE NO.
8-67486

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING .

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/01/07	AND ENDING	12/31/07
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Correspondent Services, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8006 Discovery Drive, Suite 200
(No. and Street)

Richmond	Virginia	23229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Clearview Correspondent Services, LLC

(a subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2007

Report of Independent Auditors

To the Board of Directors and Stockholder of
Clearview Correspondent Services, LLC
(a subsidiary of BB&T Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Clearview Correspondent Services, LLC (the Company) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

Clearview Correspondent Services, LLC
Notes to the Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	4,001,803
Cash segregated under federal regulations		202,750,633
Securities borrowed		1,609,000
Receivable from customers		134,128,111
Other receivables		1,274,786
Receivable from brokers, dealers and clearing organizations		229,088,589
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $13,765)		158,079
Goodwill		3,446,900
Deferred tax asset		61,712
Other assets		21,853,192
Total assets	$	598,372,805
Liabilities and stockholder's equity		
Short-term borrowing with affiliate	$	84,012,839
Other short-term borrowings		72,942,000
Payable to customers		279,917,550
Payable to brokers, dealers and clearing organizations		80,380,412
Payable to fully-disclosed clearing firms		22,563,471
Accrued expenses, compensation and other liabilities		17,791,332
Total liabilities		557,607,604
Stockholder's equity		
Class A Interests - no par value; 9,500 units authorized, issued and outstanding		100
Additional paid-in capital		39,999,900
Retained earnings		765,201
Total stockholder's equity		40,765,201
Total liabilities and stockholder's equity	$	598,372,805

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

Clearview Correspondent Services, LLC (the "Company") was established during 2006 as a broker-dealer to provide correspondent clearing services to other broker-dealers and entities involved in the securities industry starting in October 2007. The Company is a wholly owned subsidiary of BB&T Corporation ("Parent"). The Company was capitalized during 2006 through the issuance of Class A Units to the Parent in exchange for a capital investment of $100, and received an additional capital contribution of $250,000 from the Parent. Through a cash contribution during 2007, the Parent funded the Company's capital in the amount of $39,749,900. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

In October 2007, the internal clearing operations of Scott and Stringfellow, Inc. were spun-off to the Company. As part of the spin-off, the Company acquired certain assets and liabilities in exchange for cash of $3,498,957.

As a correspondent clearing firm, the Company began providing clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis in October 2007. As such, the Company will not carry customer accounts of its own, but will only accept accounts introduced by an introducing firm. The Company is an affiliate of Scott and Stringfellow, Inc., which comprises 96% of the Company's transaction revenue in 2007.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analysis of goodwill and accrued expenses.

Cash
Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation.

Securities borrowed
Securities borrowed for cash collateral are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the market value of the securities borrowed against the collateral on a daily basis, and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Customer securities transactions
Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements, is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases.

Goodwill
Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. Through December 31, 2007, the Company did not record any goodwill impairment based on its annual testing.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Income taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes.

Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The Company adopted FIN 48 effective January 1, 2007. Upon adoption, the Company had no uncertain tax positions. Under the tax allocation agreement between the Company and the Parent, any subsequent changes in the recognition or measurement of uncertain tax positions are retained by the Parent and not allocated to the Company. Therefore, the Company bears no risk associated with any subsequent change in the sustainability of uncertain tax positions that may be identified in the future.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Company has adopted SFAS No. 157 effective January 1, 2008. Management is assessing the impact of adopting SFAS No. 157 on the consolidated financial statements.

3. Cash Segregated under Federal Regulations

At December 31, 2007, cash of $202,750,633 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer-related credits over customer-related debits. At December 31, 2007, the excess of these total credits over total debits was $169,870,298.

The Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At December 31, 2007, the Company had a PAIB deposit of $5,045,516 and a PAIB deposit requirement of $4,585,919.

4. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2007 were as follows:

	Receivable	Payable
Trade date versus settlement date on security transactions	$ 159,886,032	$ -
Fails to deliver and receive	52,936,116	59,249,565
Clearing organizations	1,356,778	-
Other	14,909,663	127,707,157
Total	$ 229,088,589	$ 186,956,722

The total payable consists of Short-term borrowing with affiliate in the amount of $84,012,839, Payable to brokers, dealers and clearing organizations in the amount of $80,380,412, and Payable to fully-disclosed clearing firms in the amount of $22,563,471.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$ 18,894
Alterations and improvements	87,348
Computer equipment	48,937
Computer software	16,665
Less: accumulated depreciation	(13,765)
Total	$ 158,079

6. Goodwill

During 2007, the Company recorded goodwill of $3,446,900, which was allocated from Scott and Stringfellow, Inc. based on the relative fair value of the entities on the date of the transaction.

7. Short-Term Borrowings

The Company maintains a demand loan with an established financial institution equal to the greater of $100,000,000 or available collateral. As of December 31, 2007, $72,942,000 was outstanding with an interest rate which ranged from 4.38% to 5.38% per annum, throughout 2007. The demand loan can be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker/dealer accounts. As of December 31, 2007, securities collateralizing the loan outstanding were $74,400,841, which reside on the correspondent broker/dealer financials, primarily with Scott and Stringfellow, Inc. There is no established maturity date under the agreement with this institution. Additional bank lines of credit are available on a short-term basis.

8. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets, included in the Statement of Financial Condition, at December 31, 2007, are presented below:

Deferred tax assets:		
Deferred compensation	$	55,654
Depreciation		2,650
Intangibles		3,408
Total deferred tax assets	$	61,712

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

9. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

At December 31, 2007, the Company had net capital of $21,735,765, which was $18,564,654 in excess of its minimum net capital requirement of $3,171,111. Net capital as a percent of aggregate debit balances was 13.71% at December 31, 2007.

10. Benefit Plans

The Corporation offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Corporation makes matching contributions of up to 6% of the employee's compensation.

11. Related Party Transactions

Scott and Stringfellow, Inc. provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as other administrative services.

At December 31, 2007 the Company had a payable to Scott and Stringfellow, Inc. in the amount of $106,420,815. Of this amount, $84,012,839 was a result of securities purchased and sold for Scott and Stringfellow, Inc. The remaining $22,407,976 resulted from unsettled operational amounts, such as commissions due to the Company, for the month of December and is part of the $22,563,741 balance of Payable to fully-disclosed clearing firms in the Statement of Financial Condition.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2007, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent with a net balance of $2,928,850 in Cash and $4,050,518 in Cash Segregated under Federal Regulations. Other miscellaneous receivables from the Parent totaled $52,438 at December 31, 2007 and are included in Other assets in the Statement of Financial Condition.

12. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

13. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

END